UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2015

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth-Quarter and Full-Year Results and Declares Quarterly Dividend,” dated February 17, 2015.

Exhibit

1.	Press Release dated February 17, 2015

Exhibit 1

Textainer Group Holdings Limited

Reports Fourth-Quarter and Full-Year 2014 Results

and Declares Quarterly Dividend

HAMILTON, Bermuda – (BUSINESS WIRE) – February 17, 2015 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, reported fourth-quarter and full-year 2014 results.

Financial and Business Highlights

•	Total revenues of $143.6 million for the quarter, an increase of 4.5 percent from the prior year, and $563.1 million for the full year, an increase of 6.4 percent from the prior year;

•	Lease rental income of $129.4 million for the quarter, an increase of 5.7 percent from the prior year, and $504.2 million for the full year, an increase of 7.6 percent from the prior year;

•	Net income attributable to Textainer Group Holdings Limited common shareholders of $42.4 million for the quarter, or $0.74 per diluted common share, a decrease of 6.9 percent from the prior year, and $189.4 million for the full year, or $3.32 per diluted common share, an increase of 3.6 percent from the prior year;

•	Adjusted net income(1) of $44.2 million for the quarter, or $0.77 per diluted common share, an increase of 2.1 percent from the prior year, and $193.8 million for the full year, or $3.40 per diluted common share, an increase of 10.0 percent from the prior year;

•	Adjusted EBITDA(1) of $112.7 million for the quarter, an increase of 3.8 percent from the prior year, and $441.8 million for the full year, an increase of 2.8 percent from the prior year;

•	Utilization remained at very high levels, averaging 97.4 percent for the quarter and is currently 97.7 percent, up 3.6 percentage points since the beginning of 2014;

•	$864 million of capex for the year and $925 million invested for delivery in 2014, continuing our strong pace of expansion;

•	Total fleet size of over 3.2 million Twenty-Foot Equivalent Units (“TEU”), a year-over-year increase of 6.3 percent; and

•	A quarterly dividend of $0.47 per share was declared.

“2014 was a solid year at Textainer and, in many ways, was stronger than we initially anticipated. During 2014, we invested $864 million to purchase 449,000 TEU of new, purchase leaseback and previously managed containers, $101 million of which was for delivery in 2015. Average utilization increased 3.1 percentage points year-over-year to 97.4 percent for the quarter, the highest level in two years. We closed out the year with our depot inventory at its lowest level since 2012,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “Total revenues increased 4.5 percent quarter-over-quarter to $143.6 million and increased 6.4 percent year-over-year to $563.1 million, both new records. Adjusted net income(1) was $44.2 million for the quarter, an increase of 2.1 percent from the prior year quarter. Adjusted net income(1) for the year was $193.8 million, an increase of 10.0 percent year-over-year, providing a return on equity of 16.9 percent. Over the past year, our total fleet has grown by 6.3 percent and our owned fleet has grown 11 percent. We now own 78.9 percent of our total fleet.”

“While we are very pleased with our results, we continue to see strong competition for every deal and downward pressure on container rental rates and residual values. Lower rental rates and sales prices have negatively affected our profitability and can be expected to continue to do so this year. However, our growing fleet, declining cost of funds and higher utilization have offset much of this decline and allowed us to continue to deliver solid performance.”

	Q4 QTD			Full-year
	2014	2013	% Change	2014	2013	% Change
Total revenues	$143,606	$137,479	4.5%	$563,091	$528,973	6.4%
Income from operations	$68,118	$68,607	-0.7%	$271,556	$281,055	-3.4%
Net income attributable to Textainer Group Holdings Limited common shareholders	$42,403	$45,545	-6.9%	$189,362	$182,809	3.6%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.74	$0.80	-7.5%	$3.32	$3.21	3.4%
Adjusted net income(1)	$44,248	$43,348	2.1%	$193,798	$176,232	10.0%
Adjusted net income per diluted common share(1)	$0.77	$0.76	1.3%	$3.40	$3.10	9.7%
Adjusted EBITDA(1)	$112,678	$108,566	3.8%	$441,760	$429,749	2.8%
Average fleet utilization	97.4%	94.3%	3.3%	96.1%	94.9%	1.3%
Total fleet size at end of period (TEU)	3,233,364	3,040,454	6.3%
Owned percentage of total fleet at end of period	78.9%	75.6%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before charges to interest expense for the write-off of unamortized debt issuance costs related to refinancing of debt, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and the related impact of reconciling items on net income attributable to the noncontrolling interests (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the NCI, depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Effective January 1, 2014, we began reporting utilization including containers on direct financing and sales-type leases. We previously reported utilization only for containers under operating leases but, as direct financing and sales-type leases have become a more significant part of our business, we believe that including these containers provides a better indication of the utilization of our total fleet and is consistent with some of our public competitors. Accordingly, utilization for the three months and year ended December 31, 2013 was revised to include direct financing and sales-type leases to conform to the current presentation.

Fourth-Quarter and Full-Year Results

Textainer’s fourth-quarter and full-year financial results benefited from higher revenue due to an increase in our owned container fleet size and an increase in utilization. Textainer benefited from lower interest expense primarily due to interest savings from the refinancing of debt earlier in the year. These factors were offset by an increase in depreciation expense due to the larger owned fleet and lower gains on sale of containers, net. The Company’s full year financial results also included a one-time $22.4 million discrete income tax benefit following the completion of an IRS examination and a $7.9 million settlement received from a lessee in bankruptcy proceedings, partially offset by the write-off of $6.8 million of unamortized debt issuance costs related to the refinancing of debt.

Dividend

On February 9, 2015, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.47 per share on Textainer’s issued and outstanding common shares, payable on March 10, 2015 to shareholders of record as of February 27, 2015.

Outlook

“For 2015, we expect business conditions to remain similar to 2014. While we believe our utilization will remain high, we also believe competition will remain strong with continued pressure on rental rates due to the high level of liquidity available to container lessors coupled with low new container prices, ample factory capacity and low interest rates. Two factors that could have a positive effect on our financial performance, an increase in interest rates and an increase in new container prices, seem less likely now than they did six months ago. The strong U.S. dollar, lower oil prices and weaker projected global growth suggest that increases in interest rates are unlikely in the near term. Unless steel prices or demand for containers increase, neither of which we expect in the short term, we do not anticipate an increase in new container prices”, continued Mr. Brewer. “We have invested and will continue to invest in new containers only when the projected returns meet or exceed our investment criteria. Furthermore, we believe that over a longer-term horizon, returns earned on containers purchased in today’s lower-priced environment will benefit when container prices or interest rates increase and these containers re-price under stronger market conditions.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EST on Tuesday, February 17, 2015 to discuss Textainer’s fourth quarter 2014 results. An archive of the Webcast will be available one hour after the live call through March 3, 2015. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 847-619-6547. The participant passcode for both dial-in numbers is 38708473. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. Textainer has more than 2.1 million containers, representing more than 3.2 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the world’s largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees, sells containers to more than 1,200 customers and provides services worldwide via a network of regional and area offices, as well as independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that lower rental rates and sales prices, which have negatively affected its profitability, can be expected to continue to do so this year; (ii) Textainer’s expectation that business conditions in 2015 will remain similar to 2014; (iii) Textainer’s belief that its utilization will remain high and that competition will remain strong with continued pressure on rental rates due to the high level of liquidity available to container lessors coupled with low new container prices, ample factory capacity and low interest rates; (iv) Textainer’s belief that two factors that could have a positive effect on its financial performance, an increase in interest rates and an increase in new container prices, seem less likely now than they did six months ago; (v) Textainer’s belief that the strong U.S. dollar, lower oil prices and weaker projected global growth suggest that increases in interest rates are unlikely in the near term; (vi) Textainer’s belief that unless steel prices or demand for containers increase, neither of which it expects in the short term, container prices will not increase; and (vii) Textainer’s belief that over a longer-term horizon, returns earned on containers purchased in today’s lower-priced environment will benefit when container prices or interest rates increase and these containers re-price under stronger market conditions. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand were to decrease due to increased barriers to trade or political or economic factors, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information - Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2014.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months and Years Ended December 31, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,				Years Ended December 31,
	2014		2013		2014		2013
Revenues:
Lease rental income		$129,445		$122,501		$504,225		$468,732
Management fees		4,152		4,729		17,408		19,921
Trading container sales proceeds		7,348		4,548		27,989		12,980
Gains on sale of containers, net		2,661		5,701		13,469		27,340

Total revenues		143,606		137,479		563,091		528,973

Operating expenses:
Direct container expense		10,206		13,125		47,446		43,062
Cost of trading containers sold		7,000		4,421		27,465		11,910
Depreciation expense and container impairment		46,440		40,006		176,596		148,974
Amortization expense		1,167		954		4,010		4,226
General and administrative expense		6,509		6,777		25,778		24,922
Short-term incentive compensation expense		1,311		660		4,075		1,779
Long-term incentive compensation expense		1,760		1,583		6,639		4,961
Bad debt expense (recovery), net		1,095		1,346		(474)		8,084

Total operating expenses		75,488		68,872		291,535		247,918

Income from operations		68,118		68,607		271,556		281,055

Other (expense) income:
Interest expense		(18,573)		(22,560)		(85,931)		(85,174)
Interest income		29		22		119		122
Realized losses on interest rate swaps, collars and caps, net		(2,872)		(1,967)		(10,293)		(8,409)
Unrealized (losses) gains on interest rate swaps, collars and caps, net		(2,447)		2,376		1,512		8,656
Other, net		24		(12)		23		(45)

Net other expense		(23,839)		(22,141)		(94,570)		(84,850)

Income before income tax and noncontrolling interests		44,279		46,466		176,986		196,205
Income tax (expense) benefit		(627)		938		18,068		(6,831)

Net income		43,652		47,404		195,054		189,374
Less: Net income attributable to the noncontrolling interests	(1,249)		(1,859)		(5,692)		(6,565)

Net income attributable to Textainer Group Holdings Limited common shareholders	$42,403		$45,545		$189,362		$182,809

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.75		$0.81		$3.34		$3.25
Diluted	$0.74		$0.80		$3.32		$3.21
Weighted average shares outstanding (in thousands):
Basic	56,814		56,400		56,719		56,317
Diluted	57,146		56,980		57,079		56,862
Other comprehensive income:
Foreign currency translation adjustments		(158)		91		(112)		(45)

Comprehensive income		43,494		47,495		194,942		189,329
Comprehensive income attributable to the noncontrolling interests		(1,249)		(1,859)		(5,692)		(6,565)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$42,245		$45,636		$189,250		$182,764

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2014	2013
Assets
Current assets:
Cash and cash equivalents	$107,067	$120,223
Accounts receivable, net of allowance for doubtful accounts of $12,139 and $14,891 in 2014 and 2013, respectively	91,866	91,967
Net investment in direct financing and sales-type leases	89,003	64,811
Trading containers	6,673	13,009
Containers held for sale	25,213	31,968
Prepaid expenses and other current assets	17,593	19,063
Deferred taxes	2,100	1,491

Total current assets	339,515	342,532
Restricted cash	60,310	63,160
Containers, net of accumulated depreciation of $685,667 and $562,456 at 2014 and 2013, respectively	3,629,882	3,233,131
Net investment in direct financing and sales-type leases	280,002	217,310
Fixed assets, net of accumulated depreciation of $9,139 and $8,286 at 2014 and 2013, respectively	1,385	1,635
Intangible assets, net of accumulated amortization of $35,198 and $31,188 at 2014 and 2013, respectively	24,991	29,157
Interest rate swaps, collars and caps	1,568	1,831
Other assets	21,324	20,227

Total assets	$4,358,977	$3,908,983

Liabilities and Equity
Current liabilities:
Accounts payable	$5,652	$8,086
Accrued expenses	11,935	9,838
Container contracts payable	63,323	22,819
Other liabilities	317	345
Due to owners, net	11,003	12,775
Secured debt facility	165,000	—
Term loan	31,600	—
Bonds payable	59,959	161,307

Total current liabilities	348,789	215,170
Revolving credit facilities	944,790	860,476
Secured debt facilities	852,100	808,600
Term loan	444,100	—
Bonds payable	498,428	836,901
Interest rate swaps, collars and caps	2,219	3,994
Income tax payable	7,696	16,050
Deferred taxes	5,675	19,166
Other liabilities	2,815	3,132

Total liabilities	3,106,612	2,763,489

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 56,863,094 and 56,450,580 at 2014 and 2013, respectively	565	564
Additional paid-in capital	378,316	366,197
Accumulated other comprehensive income	(43)	69
Retained earnings	813,707	730,993

Total Textainer Group Holdings Limited shareholders’ equity	1,192,545	1,097,823
Noncontrolling interest	59,820	47,671

Total equity	1,252,365	1,145,494

Total liabilities and equity	$4,358,977	$3,908,983

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years Ended December 31, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2014	2013
Cash flows from operating activities:
Net income	$195,054	$189,374

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	176,596	148,974
Bad debt (recovery) expense, net	(474)	8,084
Unrealized gains on interest rate swaps, collars and caps, net	(1,512)	(8,656)
Amortization of debt issuance costs and accretion of bond discount	17,144	11,587
Amortization of intangible assets	4,010	4,226
Amortization of deferred revenue	—	(1,001)
Gains on sale of containers, net	(13,469)	(27,340)
Share-based compensation expense	7,499	5,694
Changes in operating assets and liabilities	(22,042)	(14,313)

Total adjustments	167,752	127,255

Net cash provided by operating activities	362,806	316,629

Cash flows from investing activities:
Purchase of containers and fixed assets	(818,451)	(765,418)
Proceeds from sale of containers and fixed assets	141,181	123,738
Receipt of payments on direct financing and sales-type leases, net of income earned	78,173	57,200

Net cash used in investing activities	(599,097)	(584,480)

Cash flows from financing activities:
Proceeds from revolving credit facilities	393,251	447,138
Principal payments on revolving credit facilities	(308,937)	(136,573)
Proceeds from secured debt facilities	470,500	249,600
Principal payments on secured debt facilities	(262,000)	(315,000)
Proceeds from term loan	500,000	—
Principal payments on term loan	(24,300)	—
Proceeds from bonds payable	301,298	299,359
Principal payments on bonds payable	(741,405)	(139,022)
Decrease (increase) in restricted cash	2,850	(8,215)
Debt issuance costs	(12,441)	(13,633)
Issuance of common shares upon exercise of share options	2,497	3,617
Excess tax benefit from share-based compensation awards	2,124	2,444
Capital contributions from noncontrolling interests	6,458	2,476
Dividends paid	(106,648)	(104,199)

Net cash provided by financing activities	223,247	287,992

Effect of exchange rate changes	(112)	(45)

Net (decrease) increase in cash and cash equivalents	(13,156)	20,096
Cash and cash equivalents, beginning of the year	120,223	100,127

Cash and cash equivalents, end of the year	$107,067	$120,223

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months and Years Ended December 31, 2014 and 2013

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months and years ended December 31, 2014 and 2013, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized losses (gains) on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the noncontrolling interests (“NCI”), depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized debt issuance costs, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and the related impact of reconciling items on net income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized debt issuance costs, unrealized losses (gains) on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and the related impact of reconciling items on net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized losses (gains) will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized losses (gains) on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended December 31,		Years Ended December 31,
	2014	2013	2014	2013
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$42,403	$45,545	$189,362	$182,809
Adjustments:
Write-off of unamortized debt issuance costs	—	—	6,814	895
Unrealized losses (gains) on interest rate swaps, collars and caps, net	2,447	(2,376)	(1,512)	(8,656)
Impact of reconciling items on income tax expense	(79)	(33)	(147)	308
Impact of reconciling item on net income attributable to the noncontrolling interests	(523)	212	(719)	876

Adjusted net income	$44,248	$43,348	$193,798	$176,232

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.74	$0.80	$3.32	$3.21
Adjustments:
Write-off of unamortized debt issuance costs	—	—	0.12	0.02
Unrealized losses (gains) on interest rate swaps, collars and caps, net	0.04	(0.04)	(0.03)	(0.15)
Impact of reconciling items on income tax expense	—	—	—	0.01
Impact of reconciling item on net income attributable to the noncontrolling interests	(0.01)	—	(0.01)	0.01

Adjusted net income per diluted common share	$0.77	$0.76	$3.40	$3.10

	Three Months Ended December 31,		Years Ended December 31,
	2014	2013	2014	2013
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$42,403	$45,545	$189,362	$182,809
Adjustments:
Interest income	(29)	(22)	(119)	(122)
Interest expense	18,573	22,560	85,931	85,174
Realized losses on interest rate swaps and caps, net	2,872	1,967	10,293	8,409
Unrealized losses (gains) on interest rate swaps, collars and caps, net	2,447	(2,376)	(1,512)	(8,656)
Income tax expense (benefit)	627	(938)	(18,068)	6,831
Net income attributable to the noncontrolling interests	1,249	1,859	5,692	6,565
Depreciation expense and container impairment	46,440	40,006	176,596	148,974
Amortization expense	1,167	954	4,010	4,226
Impact of reconciling items on net income attributable to the noncontrolling interests	(3,071)	(989)	(10,425)	(4,461)

Adjusted EBITDA	$112,678	$108,566	$441,760	$429,749

Net cash provided by operating activities			$362,806	$316,629
Adjustments:
Bad debt recovery (expense), net			474	(8,084)
Amortization of debt issuance costs and accretion of bond discount			(17,144)	(11,587)
Amortization of deferred revenue			—	1,001
Gains on sale of containers, net			13,469	27,340
Share-based compensation expense			(7,499)	(5,694)
Interest income			(119)	(122)
Interest expense			85,931	85,174
Realized losses on interest rate swaps and caps, net			10,293	8,409
Income tax (benefit) expense			(18,068)	6,831
Changes in operating assets and liabilities			22,042	14,313
Impact of reconciling items on net income attributable to the noncontrolling interests			(10,425)	(4,461)

Adjusted EBITDA			$441,760	$429,749

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2015

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer